File Number 082-02819

**SEVERN TRENT**
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK



09 June 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


04030747

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose copies of two Stock Exchange Announcements released yesterday.

Yours faithfully,

**Gemma Knowles**
**Company Secretarial Assistant**

Encl.



dw 6/17

RECEIVED
2004 JUN 17 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 June 2004

**Preliminary Results for the year to 31 March 2004**

## GOOD FULL YEAR RESULTS

## INCREASED OVERALL PROFITS FROM NON-REGULATED BUSINESSES

## SEVERN TRENT WATER CONTINUES TO OUTPERFORM

**Financial and operating highlights**

**Group**

- Turnover up 8.8% to £2,015.1m (£1,852.0m)
- PBITA* up 7.5% to £440.6m (£409.8m); PBIT of £422.4m (£343.8m)
- Profit* before tax and goodwill amortisation up 8.9% to £272.6m (£250.4m)
- Net exceptional profit of £11.6m (charge of £40.8m); PBT of £254.4m (£184.4m)
- Adjusted basic EPS** up 5.7% to 61.4p (58.1p); Basic EPS of 53.5p (28.9p)
- Full year dividend increased by 2.5% to 47.04p (45.9p)
- Net debt £2,749m (£2,506m); interest costs up £8.6m to £168.0m

**Severn Trent Water**

- Turnover up 4.2% to £956.7m (£917.9m)
- IDOK price increase from April 2003 - contributed c. £19m to turnover
- PBITA* up 3.8% to £337.9m (£325.5m)
- Exceptional profit from land and property sales of £19.8m; PBIT of £356.4m (£325.4m)
- AMP3 regulatory outputs on track; £442m of capital investment
- Ranked 1st in 2002/03 for Ofwat's overall performance assessment for water and sewerage companies

**Non-Regulated Businesses**

- Contributed 55% of Group turnover and 27% of Group PBITA*
- PBITA* up 18.1% to £123.4m (£104.5m); PBIT of £86.7m (£38.6m)
- PBITA* contribution of £5.5m (£2.4m) from Systems and Property, Engineering consultancy and Insurance

**Biffa**

- Turnover up 23.9% to £633.1m (£510.9m)
- PBITA* up 16.6% to £79.2m (£67.9m); PBIT of £47.0m (£51.3m)
- Hales' contribution to PBITA* of £10.4m
- Hales' integration: to date, timing is ahead of plan; exceptional costs of £10.9m

**Services**

- Turnover down 1.1% to £381.2m (£385.4m)
- PBITA* up 13.2% to £38.7m (£34.2m); PBIT of £31.5m (loss of £21.1m)
- Excluding the impact of exchange rates, Services' turnover and PBITA* were up by around 6% and 16% respectively
- P&K contribution to PBITA* of £3.2m

* excluding exceptional items ** excluding exceptional items and deferred tax

**David Arculus, Chairman Severn Trent Plc, said:**

"These Group results, and our confidence in our core businesses, have led the Board to increase the full year dividend to 47.04 p per share."

"It is now the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 47.04p."

**Robert Walker, Group Chief Executive Severn Trent Plc, said:**

"I am pleased to report that the Group has delivered a good performance in 2003/04, the last full year of my term as Group Chief Executive. I am particularly pleased with the increased contribution from the non-regulated businesses."

"The Final Business Plan for the AMP 4 price review aims to achieve the right balance between customer and investor expectations. Severn Trent Water's aim is to deliver improvements for our customers while realising appropriate financial returns for our investors."

"Biffa produced a solid overall result, reflecting the strength of its integrated business model that combines collection, landfill, and special waste. The Hales' acquisition is bedding down well with the integration process now close to completion."

"I am also pleased with the progress of Services and the initiatives taken to develop the business."

"Although the Group expects significant additional pension charges in 2004/05, overall, our core businesses – Severn Trent Water, Biffa and Laboratories – give us a good platform for the future, with the Group well positioned to capitalise on opportunities."

**Enquiries:**


| | | |
|---|---|---|
| Robert Walker<br>Group Chief Executive | Severn Trent Plc | 020 7404 5959 (on the day)<br>0121 722 4775 |
| Alan Perelman<br>Group Finance Director | Severn Trent Plc | 020 7404 5959 (on the day)<br>0121 722 4176 |
| Peter Gavan<br>Director of Corporate Affairs | Severn Trent Plc | 020 7404 5959 (on the day)<br>0121 722 4310 |
| Julian Wais<br>Head of Investor Relations | Severn Trent Plc | 020 7404 5959 (on the day)<br>0121 722 4295 |
| Simon Holberton | Brunswick Group Ltd | 020 7404 5959 |


## Preliminary Results Presentation and Webcast

There will be a preliminary results presentation at 9.30am on Tuesday 8 June 2004. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

## Interview with Group Chief Executive

An interview with Robert Walker, Group Chief Executive, Severn Trent Plc, will be available from 7.00am on Tuesday 8 June 2004 on the Severn Trent web site (www.severntrent.com) and the Cantos web site (www.cantos.com).

# Chairman's statement

*In this Preliminary Results announcement: PBIT is profit before interest and tax; PBITA is profit before interest, tax and goodwill amortisation; PBITA* is PBITA excluding exceptional items; sales margins are based on PBITA*.*

Overall, the Severn Trent Group has delivered a good performance in 2003/04, with Group profit before tax, goodwill amortisation and exceptional items at £272.6m, an increase of 8.9%. Group profit before tax and exceptional items was £242.8m (£225.2m) and Group profit before tax was £254.4m (£184.4m).

Severn Trent Water has benefited from the IDOK and has continued its efforts to manage costs; its PBITA* was up 3.8% to £337.9m. The Group's non-regulated businesses increased their PBITA* by 18.1% to £123.4m, being 26.8% of the Group's PBITA*. Biffa's PBITA* was £79.2m, up 16.6%, including the first time contribution from the acquisition of Hales. Services PBITA* was up 13.2% to £38.7m, including the first time contribution from the acquisition of P&K Microbiology Services. Overall, Systems and Property, Engineering consultancy and Insurance increased their PBITA* to £5.5m (£2.4m).

There was a net exceptional profit of £11.6m in the year, representing a £19.8m profit from the sale of fixed assets and a £2.7m credit from the release of part of the exceptional charge made in 2001/02 in respect of certain of Systems' CIS-OpenVision contracts in the USA, offset by a £10.9m charge for Hales' integration costs. In the prior year there was a net exceptional charge of £40.8m.

Based on SSAP24, the Group expects a significant additional pension charge in 2004/05 that is provisionally estimated to be of the order of around £30m to £35m (net of amounts allocated to own work capitalised), with broadly around two thirds to three quarters of this amount expected to be attributable to Severn Trent Water. However, given the preliminary nature of these estimates it is quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates. (See Financial Review – pensions.)

## Dividend

The Board is proposing a final dividend of 29.27p (28.56p) to be paid on 1 October 2004. This would give a total dividend for the year of 47.04p, an increase of 2.5%. Hence, the Board has decided to enhance its dividend policy to the effect that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 47.04p.

For the period of AMP4 (from 1 April 2005), the outcome of the AMP4 price review will be a critical input in the determination of the Group's dividend policy. Accordingly, the Board intends to consider its dividend policy for the period from 1 April 2005 to 31 March 2010 following the finalisation of the AMP4 price review.

## Operational Review

### Water and sewerage

metered customers during the hot dry summer is estimated to have added c.£2.5m to turnover in the year.

PBITA* was up 3.8% to £337.9m. Goodwill amortisation was £1.3m (£0.1m) - being the write down of goodwill. PBIT excluding exceptional items was £336.6m (£325.4m). Including an exceptional profit from the sale of fixed assets (land and property) of £19.8m, PBIT was £356.4m (£325.4m). Given its magnitude, the profit from the sale of fixed assets of £6.7m was not treated as exceptional in 2002/03.

There was an additional pension charge (net of amounts allocated to own work capitalised) of £1.8m for water and sewerage in 2003/04 to reflect the valuation of pension schemes (see Financial Review - pensions).

Direct operating costs in 2003/04 (excluding corporate management charges) of Severn Trent Water were £378.3m, a reduction in real terms of £0.3m, or 0.1%. Excluding the impact of inflation, gross operating cost efficiencies in 2003/04 amounted to £8.1m although these efficiencies were offset by cost pressures of £7.8m.

At 31 March 2004, total AMP3 gross operating cost efficiencies amounted to around £69m, some £17m ahead of the Ofwat target, but were offset by cost pressures amounting to around £60m. Total AMP3 gross operating cost efficiencies are expected to be around £75m in 2004/05, although there will be offsetting cost pressures that, excluding the expected additional pension charges in 2004/05 (see Financial Review – pensions), are expected to be of a broadly similar amount.

Severn Trent Water continued to deliver efficiencies against its investment programme of c.£2 bn for the five-year period 2000/01 to 2004/05. The programme is expected to deliver average capex efficiencies over the AMP3 period of around 5% as measured against the RPI index or around 12% as measured against the Construction Output Price Index. In 2003/04, approximately £442m was invested; the delivery of the AMP3 regulatory outputs is on track. Severn Trent Water believes that the timely and complete delivery of its capital programme is part of its regulatory contract and its obligations to customers.

Severn Trent Water has delivered high levels of performance in terms of customer service and drinking water and wastewater quality. Following Ofwat's review of Severn Trent Water's leakage data, the company's position for 2002/03 in Ofwat's overall performance assessment has been revised to 1st in respect of water and sewerage companies.

Profit from the sale of fixed assets was £19.8m (£6.7m), arising from the sale of land and property. In previous years the profit from the sale of fixed assets has been included within (and has therefore reduced) the operating costs of Severn Trent Water. In this year, as the profit from the sale of fixed assets is significantly larger than last year, the continuance of this treatment would unduly flatter the year-on-year trends for operating costs. Accordingly, operating costs (as set out above) have been stated after excluding any benefit from fixed asset disposals for all years.

In April 2004 Severn Trent Water submitted to Ofwat its Final Business Plan for the AMP4 price review. This business plan sets out the proposed prices and investment plans for the period 2005 to 2010, taking into account the state of existing assets and new legislation which has to be met.

The water and sewerage networks need further significant investment to cope with the increased variability in both supply and demand that are expected to occur, due in part to the impact of climate change. In addition, further investment will be needed to meet the requirements of the new UK and European legislation and obligations to reduce sewerage flooding. Severn Trent Water's business plan also takes into account increases in operating costs.

The Final Business Plan for the AMP 4 price review aims to achieve the right balance between customer and investor expectations. Severn Trent Water's aim is to deliver improvements for our customers while realising appropriate financial returns for our investors.

Extracts from Severn Trent Water's Final Business Plan are available on its web site (www.stwater.co.uk/finalbusinessplan). Ofwat is due to publish its draft AMP4 price review in August 2004 and its final AMP4 review in December 2004.

**Waste management**

Waste management's turnover increased by 23.9% to £633.1m, benefiting from the first time contribution from the acquisition of Hales. Turnover in the UK increased by 25.5% to £573.9m, while Belgian turnover increased by 10.4% to £59.2m.

Biffa's PBITA* (including Biffa Belgium) was up 16.6% to £79.2m. Goodwill amortisation was £21.3m (£16.6m). There was an exceptional charge of £10.9m for Hales' integration costs. PBIT was £47.0m (£51.3m).

There was an additional pension charge of £1.8m for waste management in 2003/04 to reflect the valuation of pension schemes (see Financial Review - pensions).

On 19 June 2003 Biffa acquired Hales from RMC (UK) Limited for approximately £126m and paid approximately £15m (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales' business, being a total consideration of approximately £141m (excluding transaction costs). Biffa targeted synergies of around £7.5m per annum (in terms of run rate) from the integration of Hales. The integration process has gone well and is now close to completion. In 2003/04, Hales contributed (including synergies) an estimated £10.4m to waste management's PBITA*.

Excluding the impact of acquisitions (Hales £10.4m, other acquisitions £0.2m) and of increased pension charges, waste management's PBITA* was up by 3.7% compared to last year.

The results for the year include the costs of settling legal disputes and insurance credits (of a broadly similar scale). These items have been allocated to UK central costs so as to provide more comparable figures, year-on-year, for the three UK business units of Collection, Landfill and Special Waste.

In 2003/04, Collection turnover in the UK increased to £360.6m (£270.7m). The Collection division contributed a PBITA* of £51.6m (£43.6m), up 18.3%. Sales margins were lower at 14.3% (16.1%) reflecting the impact of integrating the Hales business, economic conditions and some other factors (eg additional pension costs). Excluding the estimated impact of Hales, Collection's PBITA* was down by around 2%.

Landfill turnover in the UK was up 15.2% to £163.1m. Excluding the estimated impact of Hales, Landfill volumes were up by around 3% with unit revenues (excluding Landfill Tax) up by around 1%. PBITA* from the Landfill division was up 17.6% to £34.0m (£28.9m). Excluding the estimated impact of Hales, Landfill's PBITA* was up by around 7%.

The Special Waste division in the UK, which includes the important power generation activity, delivered a 11.6% increase in turnover to £50.2m and contributed PBITA* of £7.0m (£5.9m). Excluding the estimated impact of Hales, Special Waste's PBITA* was up by around 7%. Biffa has interests in around 90MW of electricity generation in the UK (including from Biffa sites leased to third parties).

In Belgium, turnover increased by 10.4% to £59.2m. Following a change in Belgian legislation, turnover in 2003/04 is now reported gross of the recovery for environmental taxes (this is consistent with the treatment in the UK); excluding this change, Belgium's turnover would have been up by around 6%. Biffa Belgium's PBITA was £3.2m (£3.1m).

**Services**

Services' turnover decreased by 1.1% to £381.2m. A little under 80% of Services turnover arose in the USA. Excluding the impact of exchange rates, Services' turnover increased by around 6%.

Services' PBITA* increased by 13.2% to £38.7m, reflecting improved contributions from Water Purification and Operating Services and benefiting from the first time contribution of £3.3m from P&K Microbiology Services and Aerotech Laboratories. Excluding the impact of exchange rates, PBITA* increased by around 16%. Goodwill amortisation was £7.2m (£8.5m). There were no exceptional items in the year (charge of £46.8m). PBIT was £31.5m (loss of £21.1m).

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into Services' results, Services' sales margin increased to 7.3% (6.3%).

On 4 April 2003 Laboratories acquired P&K Microbiology Services, a microbiology and mycology testing business based in New Jersey. On 16 March 2004 Laboratories acquired Aerotech Laboratories, based in Arizona, whose principal business is indoor air quality testing. These acquisitions give Laboratories a leading position in the expanding indoor air quality and mould testing market in the USA providing further opportunities for profitable growth.

Turnover in Laboratories, the largest business within Services, was down 1.0% to £170.1m, but excluding the impact of exchange rates turnover increased by around 7%. Turnover in the USA (in US$) was up by around 8% and turnover in the UK (in £) was up by around 2%. Geographic coverage was expanded with five new service centres in the USA and the first service centre in the UK – in Glasgow. A little over 80% of Laboratories' turnover arose in the USA.

Water Purification's turnover was down by 5.3% to £82.9m, but excluding the impact of exchange rates turnover was up by around 2%. The cost reductions and improvements which delivered gains in the second half of 2002/03 have continued into 2003/04 and are reflected in Water Purification's improved performance compared to last year.

Turnover in Operating Services increased by 1.7% to £128.2m, but excluding the impact of exchange rates turnover was up by around 7%. Contract operations delivered organic turnover growth of around 7%. Operating Services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £10.7m (£10.0m) of PBITA to the results of Operating Services.

**Systems and Property, Engineering consultancy and Insurance**

Total turnover for Systems increased to £63.6m (£61.3m). Systems' PBITA* was £2.3m (loss of £3.1m). After an exceptional credit of £2.7m (credit of £6.0m), Systems' PBIT was £5.0m (£2.9m).

Total turnover from Property, Engineering consultancy and Insurance was £83.5m (£73.0m) generating PBIT (and PBITA*) of £3.2m (£5.5m). This reduction in profits reflects the result from Haswells, the Group's engineering consultancy business. The remaining undeveloped land within the first phase of the Daventry International Rail Freight Terminal project was sold to another developer.

Overall, Systems and Property, Engineering consultancy and Insurance increased their PBITA* to £5.5m (£2.4m).

## Financial Review

### Group Results

Group turnover was £2015.1m (£1852.0m), an increase of 8.8% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses which benefited from the acquisitions made in the year. The turnover of the non-regulated businesses increased by 12.7% to £1161.4m (£1030.6m), representing 54.8% (52.9%) of the Group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 4.2% to £956.7m (£917.9m).

Goodwill amortisation was £29.8m (£25.2m). There was a net exceptional profit of £11.6m (loss of £40.8m) - see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was up 7.5% to £440.6m (£409.8m). The water and sewerage business was up by 3.8% to £337.9m (£325.5m). The Group's non-regulated businesses in total were up 18.1% to £123.4m (£104.5m), representing 26.8% (24.3%) of the Group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £410.8m (£384.6m). Group profit before interest and tax was £422.4m (£343.8m).

After interest charges of £168.0m (£159.4m), Group profit before tax, goodwill amortisation and exceptional items was up 8.9% to £272.6m (£250.4m). Group profit before tax and exceptional items was £242.8m (£225.2m), an increase of 7.8%. Group profit before tax was £254.4m (£184.4m).

The total tax charge for the year was £69.6m (£84.3m) of which current tax represented £33.3m (£24.8m) and deferred tax was £36.3m (£59.5m). Minority interests were £0.7m (£0.9m). Profit after tax and minority interests was £184.1m (£99.2m).

Basic earnings per share were 53.5 pence (28.9 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 61.4 pence (58.1 pence), an increase of 5.7%.

Operating activities generated a net cash inflow of £733.1m. The main cash outflows were capital expenditure and financial investment of £487.5m, equity dividends of £157.7m and net financing costs of £148.3m. The increase in net debt was £243.5m.

Net debt at 31 March 2004 was £2,749.1m (£2,505.6m). Gearing, reflecting the provision for deferred tax, was 124% (113%). The Group's net interest charge was covered 4.4 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

**Exceptional items**

There was an exceptional profit in the year of £11.6m comprising the net of:

- a £19.8m profit from the sale of fixed assets, arising from the sale of land and property by Severn Trent Water. Given its magnitude, the profit from the sale of fixed assets of £6.7m was not treated as exceptional in 2002/03.

- a £2.7m credit from the release of part of the exceptional charge made in 2001/02 in respect of certain of Systems' CIS-OpenVision contracts in the USA.

- a charge of £10.9m in waste management for Hales' integration costs.

In 2002/03 there was an exceptional charge of £40.8m comprising the net cost of a £46.8m write down for impairment in the net book value of some businesses within Services and a £6.0m credit from the release of part of the exceptional charge made in 2001/02 in respect of certain of Systems' CIS-OpenVision contracts in the USA.

**Taxation**

The charge for current tax was £33.3m (£24.8m), of which £2.4m (nil) was attributable to exceptional items. The current tax charge of £30.9m attributable to profit after interest and goodwill amortisation but before tax and exceptional items is an effective rate of 12.7% (11.0%). The current tax rate has benefited from an adjustment in respect of prior periods.

**Pensions**

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2003/04.

The Group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

Formal actuarial valuations have been undertaken for the STMIPS as at 31 March 2003 and for the UKWPS as at 6 April 2003. Given the deterioration in the funding position of these two schemes since their previous formal actuarial valuations, there is an additional pension charge (net of amounts allocated to own work capitalised) of £4.1m for the Group in 2003/04 reflecting the results of these valuations.

The Group's pension charge in 2003/04 in respect of the STWPS and the STSSPS is based on their formal actuarial valuations as at 31 March 2001 when these funds had a combined surplus of around £46m. Formal actuarial valuations of the STWPS and the STSSPS are currently being undertaken as at 31 March 2004 in accordance with the normal triennial pattern of valuations. Given the deterioration in the funding position of these two schemes since their last formal actuarial valuations, these valuations and the analogous assessment of the Group's unfunded pension liabilities for senior staff are expected to result in a significant additional pension charge for the Group in 2004/05. Based on SSAP24, this additional pension charge (net of amounts allocated to own work capitalised) is provisionally estimated to be of the order of around £30m to £35m, with broadly around two thirds to three quarters of this amount expected to be attributable to Severn Trent Water. However, given the preliminary nature of these estimates it is quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates.

On an FRS17 basis, the estimated net position (before deferred tax) of the Group's defined benefit pension schemes and the Group's unfunded pension liabilities for senior staff was a deficit of approximately £368m as at 31 March 2004, as compared to a deficit of approximately £325m as at 31 March 2003. Although the value of assets has increased over the last year, liabilities have increased by a greater amount reflecting, inter alia, the updating of mortality assumptions (to be in line with current experience and to include an allowance for expected further improvements) and a reduction in the real discount rate. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2004 was approximately £257m. On an FRS17 basis, the funding level has improved from around 70% at 31 March 2003 to around 72% at 31 March 2004.

As at 31 March 2004 the Group's defined benefit pension schemes had total assets of approximately £937m, of which around 73% was invested in equities.

For further information on the Group's pension and retirement benefits, see Severn Trent's Annual Report and Accounts 2004 which is due for publication in late June 2004.

**Treasury management**

The Group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2004, interest rates for some 70% of the Group's net debt of £2,749m were so fixed at a weighted average interest rate of 6.1% for a weighted average period of 17.9 years. In addition, the Group has a £50m forward start interest rate swap (floating to fixed) that commences during 2004/05.

**International Accounting Standards**

Severn Trent will be required to adopt International Accounting Standards ("IAS") for its 2005/06 financial year, with the Group's first published results under IAS being the 2005/06 Interim Results. In preparation for this, existing IAS's are being reviewed to assess their likely impact on the Group and to determine any additional data that may be required to be collected.

Some of the IAS's are still under review by the standards board and, in addition, the Group's work in reviewing the impact of existing IAS is ongoing. Hence, at this time, no definitive information on the impact on the Group of the adoption of IAS is being provided. However, it seems likely that the adoption of IAS will increase the volatility of the Group's reported results and impact its balance sheet.

## Board Changes

A number of Board changes have been announced during the course of 2004. These are as follows:

- David Arculus will stand down as Chairman of Severn Trent Plc at the end of December. His successor will be announced in due course.

- Colin Matthews, a non-executive director of Severn Trent Plc and CEO of Hays plc, will succeed Robert Walker as Group Chief Executive after Mr Walker retires in February 2005.

- Mark Wilson, Director of Finance and Regulation, Severn Trent Water, will succeed Alan Perelman as Group Finance Director after Mr Perelman retires in August 2004.

- Brian Duckworth has decided to stand down as Managing Director of Severn Trent Water and from the Severn Trent Plc Board at the end of August but he will continue with the Group until March 2005 to ensure his expertise is available to complete the regulatory process for the AMP4 review. His successor will be announced in due course.

- Rachel Brydon Jannetta, President and CEO of Severn Trent Laboratories, will join the Severn Trent Plc Board in September 2004.

## Supplementary Information

For supplementary information, including the Group's preliminary results presentation, see the Severn Trent web site (www.severntrent.com).

## Outlook

Over the coming 12 months, the outcome of the AMP4 price review is expected to be the key event for both Severn Trent Water and the Group. The next important step is Ofwat's announcement of its draft AMP4 price review in August 2004.

The Final Business Plan for the AMP 4 price review aims to achieve the right balance between customer and investor expectations. Severn Trent Water's aim is to deliver improvements for our customers while realising appropriate financial returns for our investors.

Although the Group expects significant additional pension charges in 2004/05, the Board considers that, overall, the Group's core businesses – Severn Trent Water, Biffa and Laboratories – provide a good platform for the future, with the Group well positioned to capitalise on opportunities.

**David Arculus**
**Chairman**

## Group profit and loss account
## Year ended 31 March 2004

| | Notes | Continuing Operations | | | |
|---|---|---|---|---|---|
| | | | Acquisitions | Total 2004 | 2003 |
| | | £m | £m | £m | £m |
| Turnover: group and share of joint ventures | | **1,923.3** | **95.2** | **2,018.5** | 1,855.8 |
| Less: share of joint ventures' turnover | | **(3.4)** | **-** | **(3.4)** | (3.8) |
| **Turnover** | 2 | **1,919.9** | **95.2** | **2,015.1** | 1,852.0 |
| Operating costs before goodwill amortisation and exceptional items | | **(1,505.1)** | **(81.3)** | **(1,586.4)** | (1,453.0) |
| Goodwill amortisation | | **(24.8)** | **(5.0)** | **(29.8)** | (25.2) |
| Exceptional integration costs | 3 | **-** | **(10.9)** | **(10.9)** | - |
| Exceptional provision release | 3 | **2.7** | **-** | **2.7** | 6.0 |
| Exceptional impairment of goodwill and tangible fixed assets | 3 | **-** | **-** | **-** | (46.8) |
| ***Total operating costs*** | | **(1,527.2)** | **(97.2)** | **(1,624.4)** | (1,519.0) |
| **Group operating profit/(loss)** | | **392.7** | **(2.0)** | **390.7** | 333.0 |
| Share of operating profit of joint ventures and associates | | **11.9** | **-** | **11.9** | 10.8 |
| Exceptional profit on disposal of fixed assets | 3&4 | **19.8** | **-** | **19.8** | - |
| Profit before interest, goodwill amortisation and exceptional items | 2 | **426.7** | **13.9** | **440.6** | 409.8 |
| Goodwill amortisation | 2 | **(24.8)** | **(5.0)** | **(29.8)** | (25.2) |
| Profit before interest and exceptional items | 2 | **401.9** | **8.9** | **410.8** | 384.6 |
| Exceptional costs | 2 | **-** | **(10.9)** | **(10.9)** | (46.8) |
| Exceptional profits | 2 | **22.5** | **-** | **22.5** | 6.0 |
| **Profit/(loss) before interest** | 2 | **424.4** | **(2.0)** | **422.4** | 343.8 |
| Net interest payable | | | | **(168.0)** | (159.4) |
| Profit after interest before goodwill amortisation and exceptional items | | | | **272.6** | 250.4 |
| Goodwill amortisation | | | | **(29.8)** | (25.2) |
| Profit after interest before exceptional items | | | | **242.8** | 225.2 |
| Exceptional items | 2&3 | | | **11.6** | (40.8) |
| **Profit on ordinary activities before taxation** | | | | **254.4** | 184.4 |
| Taxation on profit on ordinary activities | | | | | |
| - current tax | 5 | | | **(33.3)** | (24.8) |
| - deferred tax | 5 | | | **(36.3)** | (59.5) |
| Total taxation | 5 | | | **(69.6)** | (84.3) |
| **Profit on ordinary activities after taxation** | | | | **184.8** | 100.1 |
| Equity minority interests | | | | **(0.7)** | (0.9) |
| **Profit for the financial year** | | | | **184.1** | 99.2 |
| Dividends | 6 | | | **(162.0)** | (157.6) |
| **Retained profit/(loss) for the financial year** | | | | **22.1** | (58.4) |

| Earnings per share (pence) | | | |
|---|---|---|---|
| Basic | 7 | **53.5** | 28.9 |
| Diluted | 7 | **53.3** | 28.8 |
| Adjusted basic before exceptional items and deferred tax | 7 | **61.4** | 58.1 |
| Adjusted diluted before exceptional items and deferred tax | 7 | **61.2** | 57.9 |

There is no difference between the profit on ordinary activities before taxation and the retained profit/(loss) for the financial years stated above, and their historical cost equivalents.

**Group balance sheet**
**At 31 March 2004**

| | **2004** | 2003 |
|---|---|---|
| | **£m** | £m |
| Intangible assets - goodwill | **497.6** | 401.5 |
| Tangible assets | **5,278.0** | 5,048.6 |
| Investments in joint ventures: | | |
| Share of gross assets | **7.2** | 3.1 |
| Share of gross liabilities | **(6.5)** | (2.6) |
| Loans to joint ventures | **8.9** | 4.7 |
| | **9.6** | 5.2 |
| Investments in associates | **17.7** | 17.6 |
| Other investments | **4.2** | 7.7 |
| Total Investments | **31.5** | 30.5 |
| | **5,807.1** | 5,480.6 |
| **Current assets** | | |
| Stocks | **80.4** | 91.0 |
| Debtors | **452.8** | 423.2 |
| Short-term deposits | **70.8** | 25.7 |
| Cash at bank and in hand | **44.5** | 43.2 |
| | **648.5** | 583.1 |
| **Creditors: amounts falling due within one year** | **(1,223.7)** | (1,219.2) |
| **Net current liabilities** | **(575.2)** | (636.1) |
| **Total assets less current liabilities** | **5,231.9** | 4,844.5 |
| **Creditors: amounts falling due after more than one year** | **(2,440.6)** | (2,101.6) |
| **Provisions for liabilities and charges** | | |
| Deferred tax | **(462.9)** | (425.8) |
| Other provisions | **(109.1)** | (97.3) |
| | **(572.0)** | (523.1) |
| **Net assets** | **2,219.3** | 2,219.8 |
| **Capital and reserves** | | |
| Called up share capital | **225.2** | 224.4 |
| Share premium account | **33.5** | 28.7 |
| Capital redemption reserve | **156.1** | 156.1 |
| Profit and loss account | **1,802.1** | 1,808.4 |
| **Total equity shareholders' funds** | **2,216.9** | 2,217.6 |
| Minority shareholders' interest (equity) | **2.4** | 2.2 |
| | **2,219.3** | 2,219.8 |

## Group cash flow statement
## Year ended 31 March 2004

| | Notes | £m | 2004 £m | £m | 2003 £m |
|---|---|---|---|---|---|
| **Net cash inflow from operating activities** | 9 | | **733.1** | | 682.7 |
| **Dividends received from associates and joint ventures** | | | **1.9** | | 1.6 |
| **Returns on investments and servicing of finance** | | | **(148.3)** | | (146.7) |
| **Taxation** | | | **(19.5)** | | (14.3) |
| **Capital expenditure and financial investment** | | | **(487.5)** | | (454.0) |
| **Acquisitions** | | | **(170.6)** | | (11.5) |
| **Equity dividends paid** | | | **(157.7)** | | (157.5) |
| **Net cash outflow before use of liquid resources and financing** | | | **(248.6)** | | (99.7) |
| **Management of liquid resources** | | | **(45.2)** | | (6.5) |
| **Financing** | | | | | |
| Increase in debt | | **283.1** | | 114.1 | |
| Issue of shares | | **5.6** | | 3.3 | |
| | | | **288.7** | | 117.4 |
| **(Decrease)/increase in cash** | | | **(5.1)** | | 11.2 |

**Reconciliation of net cash flow to movement in net debt**

| | Notes | £m | 2004 £m | £m | 2003 £m |
|---|---|---|---|---|---|
| (Decrease)/increase in cash (as above) | | **(5.1)** | | 11.2 | |
| Cash flow from movement in net debt and financing | | **(283.1)** | | (114.1) | |
| Cash flow from movement in liquid resources | | **45.2** | | 6.5 | |
| Change in net debt resulting from cash flows | | | **(243.0)** | | (96.4) |
| Net cash/(debt) assumed with acquisitions | | | **0.3** | | (0.4) |
| Movement in rolled up interest on finance leases | | | **2.2** | | 1.3 |
| Currency translation differences | | | **6.0** | | 2.6 |
| Other non cash items | | | **(9.0)** | | (1.0) |
| **Increase in net debt** | | | **(243.5)** | | (93.9) |
| **Opening net debt** | | | **(2,505.6)** | | (2,411.7) |
| **Closing net debt** | 8 | | **(2,749.1)** | | (2,505.6) |

**Statement of total recognised gains and losses**
**Year ended 31 March 2004**

| | | 2004 | 2003 |
|---|---|---|---|
| | | **£m** | £m |
| Profit for the financial year | - group | **182.1** | 97.3 |
| | - joint ventures | **0.6** | 0.5 |
| | - associates | **1.4** | 1.4 |
| Total profit for the financial year | | **184.1** | 99.2 |
| Exchange movement in translation of overseas results and net assets | | **(35.6)** | (25.1) |
| Translation differences on foreign currency hedging | | **10.3** | 3.8 |
| Tax on translation difference on foreign currency hedging | | **(3.1)** | - |
| **Total recognised gains and losses for the year** | | **155.7** | 77.9 |

In 2003/04, in accordance with UITF 19, a tax charge of £3.1m related to gains of £10.3m, arising on foreign currency borrowings hedging investments in foreign businesses, has been reflected in the Statement of total recognised gains and losses above. In 2002/03, a tax charge of £1.1m, related to such gains of £3.8m was instead charged to the profit and loss account. Had the £1.1m charge been properly treated as in the current year, Adjusted earnings per share in 2002/03 would have improved by 0.4p from 58.1p to 58.5p. Given the magnitude of the numbers, no restatement has been applied to the 2002/03 figures.

**Reconciliation of movements in shareholders' funds**

| | 2004 | 2003 |
|---|---|---|
| | **£m** | £m |
| Opening shareholders' funds | **2,217.6** | 2,294.0 |
| Profit for the financial year | **184.1** | 99.2 |
| Dividends | **(162.0)** | (157.6) |
| Retained profit/(loss) for the financial year | **22.1** | (58.4) |
| Other recognised gains and losses relating to the year | **(28.4)** | (21.3) |
| Shares issued | **5.6** | 3.3 |
| Net reduction to shareholders' funds | **(0.7)** | (76.4) |
| **Closing equity shareholders' funds** | **2,216.9** | 2,217.6 |

## Notes

## 1 Basis of preparation

The results for the year ended 31 March 2004 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2003, as set out in the financial statements of the group.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2004. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2003, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

## 2 Segmental analysis

**Analysis of turnover and profit before interest by geographical origin and type of business**

| | United Kingdom | | Other-principally USA & Europe | | Group | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | **£m** | £m | **£m** | £m | **£m** | £m |
| **Group turnover** | | | | | | |
| Water and sewerage | 956.7 | 917.9 | - | - | 956.7 | 917.9 |
| Waste management | 573.9 | 457.3 | 59.2 | 53.6 | 633.1 | 510.9 |
| Services | 63.6 | 55.8 | 317.6 | 329.6 | 381.2 | 385.4 |
| Systems | 52.0 | 50.9 | 11.6 | 10.4 | 63.6 | 61.3 |
| Property, Engineering consultancy and Insurance | 80.0 | 66.4 | 3.5 | 6.6 | 83.5 | 73.0 |
| Inter segment trading | (102.1) | (95.8) | (0.9) | (0.7) | (103.0) | (96.5) |
| | 1,624.1 | 1,452.5 | 391.0 | 399.5 | 2,015.1 | 1,852.0 |
| **Group profit before interest, goodwill amortisation and exceptional items** | | | | | | |
| Water and sewerage | 337.9 | 325.5 | - | - | 337.9 | 325.5 |
| Waste management | 76.0 | 64.8 | 3.2 | 3.1 | 79.2 | 67.9 |
| Services | 4.6 | 4.2 | 34.1 | 30.0 | 38.7 | 34.2 |
| Systems | 3.4 | (0.7) | (1.1) | (2.4) | 2.3 | (3.1) |
| Property, Engineering consultancy and Insurance | 3.2 | 5.5 | - | - | 3.2 | 5.5 |
| Unrealised profit on inter segment trading | (2.4) | (2.6) | - | - | (2.4) | (2.6) |
| Corporate overheads | (18.3) | (17.6) | - | - | (18.3) | (17.6) |
| | 404.4 | 379.1 | 36.2 | 30.7 | 440.6 | 409.8 |
| **Goodwill amortisation** | (23.2) | (17.4) | (6.6) | (7.8) | (29.8) | (25.2) |
| **Group profit before interest and exceptional items** | | | | | | |
| Water and sewerage | 336.6 | 325.4 | - | - | 336.6 | 325.4 |
| Waste management | 54.9 | 48.3 | 3.0 | 3.0 | 57.9 | 51.3 |
| Services | 3.8 | 3.4 | 27.7 | 22.3 | 31.5 | 25.7 |
| Systems | 3.4 | (0.7) | (1.1) | (2.4) | 2.3 | (3.1) |
| Property, Engineering consultancy and Insurance | 3.2 | 5.5 | - | - | 3.2 | 5.5 |
| Unrealised profit on inter segment trading | (2.4) | (2.6) | - | - | (2.4) | (2.6) |
| Corporate overheads | (18.3) | (17.6) | - | - | (18.3) | (17.6) |
| | 381.2 | 361.7 | 29.6 | 22.9 | 410.8 | 384.6 |
| **Exceptional items** | | | | | | |
| Exceptional profit on disposal of fixed assets-Water and sewerage | 19.8 | - | - | - | 19.8 | - |
| Exceptional integration costs-Waste Management | (10.9) | - | - | - | (10.9) | - |
| Exceptional impairment of goodwill and tangible fixed assets-Services | - | (3.5) | - | (43.3) | - | (46.8) |
| Exceptional contract provision release-Systems | - | - | 2.7 | 6.0 | 2.7 | 6.0 |
| | 8.9 | (3.5) | 2.7 | (37.3) | 11.6 | (40.8) |
| **Group profit before interest** | | | | | | |
| Water and sewerage | 356.4 | 325.4 | | | 356.4 | 325.4 |
| Waste management | 44.0 | 48.3 | 3.0 | 3.0 | 47.0 | 51.3 |
| Services | 3.8 | (0.1) | 27.7 | (21.0) | 31.5 | (21.1) |
| Systems | 3.4 | (0.7) | 1.6 | 3.6 | 5.0 | 2.9 |
| Property, Engineering consultancy and Insurance | 3.2 | 5.5 | - | - | 3.2 | 5.5 |
| Unrealised profit on inter segment trading | (2.4) | (2.6) | - | - | (2.4) | (2.6) |
| Corporate overheads | (18.3) | (17.6) | - | - | (18.3) | (17.6) |
| | 390.1 | 358.2 | 32.3 | (14.4) | 422.4 | 343.8 |

Turnover by origin and destination do not differ materially.

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

| | Turnover | | | Operating profit | | |
|---|---|---|---|---|---|---|
| | United Kingdom | Other - principally USA & Europe | **Total** | United Kingdom | Other - principally USA & Europe | **Total** |
| | £m | £m | **£m** | £m | £m | **£m** |
| Waste management | 89.0 | - | **89.0** | (5.0) | - | **(5.0)** |
| Services | - | 6.2 | **6.2** | - | 3.0 | **3.0** |
| Total | 89.0 | 6.2 | **95.2** | (5.0) | 3.0 | **(2.0)** |

Waste management's and Services' operating profit in the table above is after charging goodwill amortisation of £4.7m and £0.3m respectively.

Waste management's operating profit is also stated after charging exceptional integration costs of £10.9m. Profit before interest, tax, goodwill amortisation and exceptional items of acquisitions in this period therefore amounts to £13.9m (Waste management £10.6m including synergies and Services £3.3m).

**Analysis of net operating assets by geographical location and type of business**

| | United Kingdom | | Other - principally USA & Europe | | Group | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | **£m** | £m | **£m** | £m | **£m** | £m |
| Water and sewerage | **4,726.1** | 4,542.2 | **-** | - | **4,726.1** | 4,542.2 |
| Waste management | **257.8** | 208.4 | **21.4** | 23.7 | **279.2** | 232.1 |
| Services | **15.5** | 17.3 | **124.5** | 136.0 | **140.0** | 153.3 |
| Systems | **5.4** | 8.3 | **(2.0)** | (2.6) | **3.4** | 5.7 |
| Property, Engineering consultancy, Insurance and Corporate | **12.8** | 24.3 | **-** | - | **12.8** | 24.3 |
| Net operating assets | **5,017.6** | 4,800.5 | **143.9** | 157.1 | **5,161.5** | 4,957.6 |
| Goodwill: | | | | | | |
| Water and sewerage | | | | | **-** | 1.3 |
| Waste management | | | | | **390.7** | 289.2 |
| Services | | | | | **106.9** | 111.0 |
| Short term deposits, cash, borrowings, taxation and dividends payable | | | | | **(3,439.8)** | (3,139.3) |
| | | | | | **2,219.3** | 2,219.8 |

## 3 Exceptional items

A net exceptional credit arose during 2003/04 of £11.6m, as opposed to a net £40.8m charge in the prior year, this is further analysed below.

Exceptional items in 2003/04 comprise a £19.8m profit from the disposal of fixed assets and a £2.7m credit from the release of part of an exceptional charge made in 2001/02, offset by a £10.9m charge for Hales' integration costs.

The exceptional profit on disposal of fixed assets during 2003/04 of £19.8m relates to the disposal of land and property by Severn Trent Water, which is disclosed on the face of the profit and loss account (see note 4 below).

Other operating costs in 2003/04 include a £10.9m charge in respect of integration costs associated with the acquisition of Hales. This is offset by a £2.7m release of part of the £25.0m charge made in 2001/02 in respect of certain Systems' CIS-OpenVision contracts in the USA.

Exceptional items in 2002/03 comprise a charge of £46.8m for the impairment of goodwill and tangible fixed assets in Services, offset by a £6.0m credit from the release of an exceptional charge made in 2001/02.

The £46.8m impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restated the relevant assets to value in use using a pre-tax discount rate of 10%. £42.5m of this impairment charge was a write down of goodwill, the remaining £4.3m was a write down of tangible fixed assets.

The exceptional contract provision release of £6.0m in 2002/03 related to the release of part of a £25.0m exceptional charge made in 2001/02 in respect of certain Systems' CIS-OpenVision contracts in the USA.

## 4 Profits on disposal of fixed assets

Profits on disposal of fixed assets, expressed on a like for like basis, comprising only sales of land and property, have arisen as follows in the reported periods:

| | **March 2004** | March 2003 |
|---|---|---|
| | **£m** | £m |
| Profits on disposal of fixed assets | **19.8** | 6.7 |

In the current period, profits on disposal of fixed assets amounting to £19.8m have been shown separately as exceptional on the face of the profit and loss account, after operating profit, due to the materiality of the amounts involved. In previous periods such profits on disposal (shown above) were not treated as exceptional and were reported within operating costs, given their relative magnitude.

Changes in analysis

In prior periods, profits on disposal of fixed assets other than land and property were also reported within operating costs as part of a total figure for profits on disposals of fixed assets. Because they are now regarded more appropriately as minor adjustments to depreciation, £1.2m of such items in the current period have been included within the depreciation charge. £0.2m of such depreciation arose in the year to 31 March 2003.

## 5 Taxation

| | **2004** | 2003 |
|---|---|---|
| | **£m** | £m |
| **Current tax** | | |
| UK corporation tax - current year at 30% | **39.0** | 27.9 |
| UK corporation tax - prior year | **(8.3)** | (6.4) |
| Double taxation relief | **(0.6)** | (0.8) |
| Overseas taxation - current year | **1.9** | 2.3 |
| Overseas taxation - prior year | **-** | 0.4 |
| Share of taxation charges of joint ventures and associates | **1.3** | 1.4 |
| **Total current tax** | **33.3** | 24.8 |
| **Deferred tax** | **36.3** | 59.5 |
| **Total tax charge** | **69.6** | 84.3 |

Of the current tax charge for 2003/04, £2.4m relates to tax charges arising on exceptional items. No tax was attributable to the exceptional items which arose in 2002/03.

The group's current tax charge, excluding £2.4m of tax on exceptional items of £30.9m (2003: £24.8m) represents 12.7% (2003: 11.0%) of the group's profit after interest but before exceptional items.

## 6 Dividends

An interim dividend of 17.77p per ordinary share (2003: 17.34p) was paid on 6 April 2004. The Board is proposing a final dividend of 29.27p per ordinary share (2003: 28.56p) to be paid on 1 October 2004. The shares will be traded 'ex-dividend' with effect from 18 June 2004.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2004 amounts to £162.0m (2003: £157.6m).

## 7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2004 and 2003. The Directors consider that the adjusted figures provide a useful additional indication of performance.

| | Year ended 31 March 2004 | | | Year ended 31 March 2003 | | |
|---|---|---|---|---|---|---|
| | **Earnings £m** | **Weighted average number of shares m** | **Per share amount pence** | Earnings £m | Weighted average number of shares m | Per share amount pence |
| **Basic earnings per share** | **184.1** | **343.8** | **53.5** | 99.2 | 343.1 | 28.9 |
| Effect of dilutive options | **-** | **1.5** | **(0.2)** | - | 1.4 | (0.1) |
| **Diluted earnings per share** | **184.1** | **345.3** | **53.3** | 99.2 | 344.5 | 28.8 |
| **Adjusted earnings per share** | | | | | | |
| **Basic earnings per share** | **184.1** | **343.8** | **53.5** | 99.2 | 343.1 | 28.9 |
| Effect of: | | | | | | |
| Exceptional profit on disposal of fixed assets | **(19.8)** | **-** | **(5.8)** | - | - | - |
| Exceptional integration costs | **10.9** | **-** | **3.2** | - | - | - |
| Exceptional impairment of goodwill and tangible fixed assets | **-** | **-** | **-** | 46.8 | - | 13.6 |
| Exceptional contract provision release | **(2.7)** | **-** | **(0.8)** | (6.0) | - | (1.7) |
| Tax related to exceptional items | **2.4** | **-** | **0.7** | - | - | - |
| Deferred tax | **36.3** | **-** | **10.6** | 59.5 | - | 17.3 |
| **Adjusted basic earnings per share before exceptional items and deferred tax** | **211.2** | **343.8** | **61.4** | 199.5 | 343.1 | 58.1 |
| **Diluted earnings per share** | **184.1** | **345.3** | **53.3** | 99.2 | 344.5 | 28.8 |
| Effect of: | | | | | | |
| Exceptional profit on disposal of fixed assets | **(19.8)** | **-** | **(5.7)** | - | - | - |
| Exceptional integration costs | **10.9** | **-** | **3.2** | - | - | - |
| Exceptional impairment of goodwill and tangible fixed assets | **-** | **-** | **-** | 46.8 | - | 13.5 |
| Exceptional contract provision release | **(2.7)** | **-** | **(0.8)** | (6.0) | - | (1.7) |
| Tax related to exceptional items | **2.4** | **-** | **0.7** | - | - | - |
| Deferred tax | **36.3** | **-** | **10.5** | 59.5 | - | 17.3 |
| **Adjusted diluted earnings per share before exceptional items and deferred tax** | **211.2** | **345.3** | **61.2** | 199.5 | 344.5 | 57.9 |

# 8 Analysis of net debt

| | **2004 £m** | 2003 £m |
|---|---|---|
| Cash at bank and in hand | **44.5** | 43.2 |
| Short-term deposits | **70.8** | 25.7 |
| Overdrafts | **(32.1)** | (31.8) |
| Debt due within one year | **(442.4)** | (500.4) |
| Debt due after one year | **(1,888.7)** | (1,581.1) |
| Finance leases due within one year | **(12.4)** | (5.4) |
| Finance leases due after one year | **(488.8)** | (455.8) |
| Net debt | **(2,749.1)** | (2,505.6) |

## 9 Reconciliation of operating profit to operating cash flows

| | **2004 £m** | 2003 £m |
|---|---|---|
| Operating profit | **390.7** | 333.0 |
| Depreciation charge | **299.9** | 291.1 |
| Amortisation of goodwill | **29.8** | 67.7 |
| Profit on disposal of fixed assets (see note 4) | **-** | (6.7) |
| Deferred income movement | **(2.1)** | (4.0) |
| Provisions for liabilities and charges | **23.1** | 12.7 |
| Utilisation of provisions for liabilities and charges | **(28.6)** | (30.4) |
| Movement in working capital | **20.3** | 19.3 |
| Net cash inflow from operating activities | **733.1** | 682.7 |

The depreciation charge in 2003 includes an exceptional charge of £4.3m.
The amortisation of goodwill in 2003 includes an exceptional charge of £42.5m.

## 10 Annual Report

The 2004 Annual Report will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

## 11 Annual General Meeting

The Annual General Meeting will be held at the National Exhibition Centre, Birmingham, on 27 July 2004 at 2.30pm.

## 12 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

## 13 Not an Offer

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

**Severn Trent Plc**
**Preliminary Results for the year to 31 March 2004**

The issuer wishes to advise that the announcement made this morning at 7.02am contained incorrect details relating to the date for the 'ex-dividend' trading of its shares. The correct information is as follows:

**"6 Dividends**

An interim dividend of 17.77p per ordinary share (2003: 17.34p) was paid on 6 April 2004. The Board is proposing a final dividend of 29.27p per ordinary share (2003: 28.56p) to be paid on 1 October 2004. The shares will be traded 'ex-dividend' with effect from 16 June 2004.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2004 amounts to £162.0m (2003: £157.6m)."

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